Exhibit 99.1


   SOUTH TEXAS OIL COMPANY ACQUIRES ADDITIONAL WORKING INTERESTS IN OPERATED
                                  PROPERTIES

Austin, Texas - July 12, 2007 - South Texas Oil Company (OTCBB: STXX), an independent energy company today announced that it recently acquired additional working interests in south central Texas for approximately $1.8 million. The interests acquired approximately double South Texas Oil's current ownership in the leases and South Texas Oil is currently the operator of these leases. The acquisition was funded by the company's credit facility.

South Texas Oil Company's CEO, Murray Conradie stated, "We are pleased to take this additional step in our action plan which includes increasing ownership in our current property base of producing properties. Based on 2006 production numbers, we anticipate the return from revenue for this investment which includes 26 producing wells to be just over 12 months.

Also in our south central Texas operations, we are continuing to drill in our new field and are currently completing and logging the fifth well in the Bastrop field."

In conclusion, Mr. Conradie stated, "I am pleased with the direction the company is moving in and especially pleased with the addition of our two seasoned oil and gas executives, Mr. Scott Zimmerman our new President and Mr. Bill Zeltwanger, our new vice-President who are both proving to be a tremendous help with operations and moving the company forward."

ABOUT SOUTH TEXAS OIL COMPANY

South Texas Oil Company has mineral interests in 43,244 acres of oil and gas properties made up of approximately 20,000 acres in north east Colorado, 18,000 acres in south central Texas and 5,244 acres in southwest Texas.

Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks are contained in South Texas Oil's filings with the Securities and Exchange Commission.

Contact:

Investor Contact:
BPC Financial Marketing
John Baldissera
800-368-1217